SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on May 2nd, 2019, drawn up in summary form

1.            Date, Time and Venue. On May 2nd, 2019, starting at 04:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.            Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.             Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.            Presentation. The following was presented:

4.1.         Financial Statements and Management Report for the Year 2018 - IFRS 16. Ms. Daniela Rodrigues Lopes, Controller of the Company, presented to the Board of Directors ("Board") the Company's financial statements for the fiscal year ended as of December 31, 2018 adjusted in accordance with the new international rules applicable to the accounting of leasing operations (IFRS 16). The Directors acknowledged receipt of the Company's individual and consolidated Financial Statements, as well as the F-Pages (part of Form 20-F) for the year 2018, in addition to the corresponding management report and the draft of the opinion of the external auditors without qualification, for which they clarified they had no further comments.

5.            Resolutions. After the members of the Board questioned the necessary information, the relevant clarifications were provided by the presenter and it was resolved unanimously and without qualification:

5.1.         Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25, 2019, to verify the following capital increases, within the authorized capital limit, as provided for on article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board Trade in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76:

5.1.1. Capital Increase - Option Plan - Migration Program (2009). In view of the exercise of options on April 3rd, 2019, as granted by Companhia de Bebidas das Américas - AmBev ("Cia de Bebidas") on July 30, 2009 and received by the Company under the terms of the "Migration Program", approved by the Board of Directors on July 31, 2013, within the scope of the Company's Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 ("Migration Program"), it was issued 272,900 new common shares for the total issue price of R$ 119,115.39, with the capital stock increasing from R$ 57,798,844,242.20 to R$ 57,798,963,357.59. The capital stock is now divided into 15,727,115,197 registered common shares, with no par value.

5.1.2. Capital Increase - Option Plan - Migration Program (2010). In view of the exercise of options on April 3rd, 2019, as granted by Cia de Bebidas on March 1st, 2010 and received by the Company pursuant to the Migration Program, it was issued 147,125 new common shares for the total issue price of  R$ 332,643.74, with the capital stock increasing from R$ 57,798,963,357.59 to R$ 57,799,296,001.33. The capital stock is now divided into 15,727,262,322 registered common shares, with no par value.

5.1.3. Capital Increase - Option Plan - Migration Program (2012). In view of the exercise of options on April 15, 2019, as granted by Cia de Bebidas on November 12, 2012 and received by the Company pursuant to the Migration Program, it was issued 19,415 new common shares for the total issue price of R$ 333,899.17, with the capital stock increasing from R$ 57,799,296,001.33 to R$ 57,799,629,900.50. The capital stock is now divided into 15,727,281,737 registered common shares, with no par value.

The new shares issued pursuant to items 5.2.1 to 5.2.3 above shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.2          Financial Statements and Management Report For the year 2018 - IFRS 16. After examining and discussing, to approve the financial statements for the fiscal year ended December 31 2018 adjusted in accordance with the rules of IFRS 16, as well as the corresponding management report, in accordance with article 142, item V, of Law 6,404 /76.

6.             Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, May 2nd, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Marcos de Barros Lisboa
/s/ José Heitor Attilio Gracioso	/s/ Roberto Moses Thompson Motta
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos
/s/ Nelson José Jamel	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer